forest & flour

A GLUTEN FREE AND DAIRY FREE KITCHEN



forestandflour.com

Fremont. CA.









Forest & Flour makes delicious wholesome food that is safe for people with food allergies and sensitivities to enjoy.

Everything we do is with the purpose of honoring the earth and bringing people together.

We envision that one day we will all get to enjoy healthy food.

Because happy gut, happy you!





Sway and Damian both live and breathe "food". With their impressive background and experience in the food industry, they created Forest & Flour, a community and planet-oriented kitchen where food is regarded as healing fuel for the mind, body and soul.



Data

- Started in May of 2019 from our home kitchen
- 2019 revenue was $50,000+
- 2020 revenue was $172,000+
- 2021 revenue was $225,000+
- 2022 revenue projection is around $350,000+

By investing in Forest & Flour, you will support a business that is providing safe and healthy food for people that have allergies and sensitivities.

Proven Demand

We've already identified a loyal customer base in San Francisco, San Jose, Los Gatos and surrounding areas via our farmers' market vending channel since May 2019.

Competitive Advantage

We are one of the only local allergen-friendly food services that incorporates exclusively natural sweeteners, traditional medicines, and whole foods to help people heal their bodies and reconnect to the earth.

We are building a new cafe

Forest & Flour is seeking investment to pay for construction cost due to additional permit requirment and inflation.





YAY

Success!

- By moving out of our home kitchen and into our cafe
- We will:
  - Raise production efficiency at least 300%
  - Serve breakfast & lunch
  - Launch meal service
  - Have a brick & mortar HQ
  - Bring the community together with workshops and events (plus generating additional revenue)



Words from the founder

Choosing to use food as nature has intended for us – nourishing and healing. It is my wish that one day everyone will instinctively know how to eat well for their body, mind, and spirit.

— *Sway*

Invest in Forest & Flour

Invest in the future

From the bottom of our hearts, thank you for making our dream possible.












Get in touch

Sway
408.829.5565

Email Address
hi@forestandflour.com